Westcore Trust
1625 Broadway, Suite 2200
Denver, Colorado 80202

July 22, 2005

Securities and Exchange Commission
Attention:  Mr. Larry Greene
100 F. Street, NE
Washington, DC  20549

Re:       Westcore Trust ("Trust")
File Nos.          2-75677
                        811-3373
FORM N-1A POST-EFFECTIVE AMENDMENT NO.  58 (1933 Act)

Dear Mr. Greene:

An electronic ("EDGAR") filing is hereby made under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act") on behalf of the Trust, an open-end management investment company. This filing includes Post-Effective Amendment No. 58 to the Fund's 1933 Act Registration Statement on Form N-1A and Amendment No. 59 to its 1940 Act Registration Statement ("Amendment").

This filing is made pursuant to Rule 485(a) under the 1933 Act to incorporate disclosures required by Securities and Exchange Commission ("SEC") Release No. IC-26418 and other material changes.

An amendment to the Fund's Registration Statement on Form N-1A shall be filed on or about September 28, 2005, pursuant to Rule 485(b) under the 1933 Act containing (i) the updated financial statements of the Fund, (ii) responses to any comments of the SEC Staff relating to this filing, and (iii) other, non-material changes permitted by that Rule.

The SEC Staff is requested to address any comments on this filing to my paralegal, Tison Cory at 303-623-2577, ext. 1193.

Sincerely,

/s/ Tané T. Tyler

Tané T. Tyler
Secretary

Enc.